

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 18, 2009

Via U.S. Mail and facsimile to (516) 803-1185

Michael P. Huseby
Chief Financial Officer
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714

> **Re: Cablevision Systems Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-14764**

Dear Mr. Huseby:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director